Exhibit 12

AMERUS GROUP CO.
STATEMENT RE: COMPUTATION OF RATIOS
RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2004	2003	2003	2002	2001	2000	1999
	($ in thousands)
Earnings
Pre-tax income from continuing operations	$147,452	$177,272	$239,238	$89,157	$119,377	$115,736	$101,113
Less: Minority interest	—	—	—	—	—	21,677	28,107
Less: Income (loss) from equity investees	7,678	7,679	12,563	(3,993)	5,072	3,481	(603)
Add: Distributed income from equity investees	1,302	2,202	1,521	2,591	7,730	4,449	1,804

	141,076	171,795	228,196	95,741	122,035	95,027	75,413
Fixed charges	375,645	403,522	570,646	492,093	371,667	344,363	356,617

Total Earnings	$516,721	$575,317	$798,842	$587,834	$493,702	$439,390	$432,030

Fixed Charges
Interest credited to policyowners	$350,275	$380,133	$538,622	$464,022	$341,575	$312,008	$325,941
Interest expense on debt	24,144	22,238	30,154	25,487	26,011	29,723	28,983
Amortization of debt issuance costs	696	602	1,137	985	3,155	1,833	1,538
Estimate of interest within rental expense	530	549	733	1,599	926	799	155

Total Combined Fixed Charges and Preference Security Dividends	$375,645	$403,522	$570,646	$492,093	$371,667	$344,363	$356,617

Ratio of Earnings to Fixed Charges	1.38	1.43	1.40	1.19	1.33	1.28	1.21